Sentinel Energy Services Inc.

700 Louisiana Street, Suite 2700

Houston, Texas 77002

December 4, 2018

VIA EDGAR

Katherine Bagley

Staff Attorney

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Sentinel Energy Services Inc.

Registration Statement on Form S-4

Filed November 29, 2018

File No. 333-228366

Dear Ms. Bagley:

Reference is made to our letter, filed as correspondence via EDGAR on November 30, 2018, in which we requested that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m. EST on December 4, 2018, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at such time and hereby formally withdraw our request for acceleration of the effective date to such time.

We respectfully request that the effective date of the above-referenced Registration Statement be accelerated pursuant to Rule 461 of the Securities Act of 1933, as amended, so as to permit it to become effective at 9:00 a.m. EST on December 11, 2018, or as soon thereafter as possible.

Very truly yours,

/s/ Krishna Shivram
Krishna Shivram

cc:	Winston & Strawn LLP